August 26, 2011
Doug Jones
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Ryder System, Inc. (“Ryder”)
Form 10-K for the Year Ended December 31, 2010
Filed February 15, 2011
File Number: 001-04364
Dear Mr. Jones:
Thank you for taking the time to speak with us on August 16, 2011. We hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated July 26, 2011, which responses reflect the discussions held during our telephonic meeting. This letter supplements the responses submitted in our letter to the Staff dated July 8, 2011. For ease of reference, we have included the Staff’s comments in their entirety in italicized text preceding each of our responses.
Form 10-K for the Year Ended December 31, 2010
Consolidated Statements of Earnings, page 63
1.	Refer to your response to our prior comment 6. You state the staff previously addressed the company providing separate disclosure of revenues and cost of sales on the consolidated statement of earnings. In this regard, the staff in comment 2 in our October 21, 2002 comment letter addressed the segregation of revenues between sales of products and services on the consolidated statement of earnings. Please note the comment did not address the segregation of leasing (rental) revenues on the consolidated statement of earnings.

It appears the primary purpose of your “full service leasing” arrangement is the leasing of vehicles. In this regard, the full service contract begins with the leasing (rental) of a vehicle and the other services would not occur absent the lease (rental) of the vehicle. Therefore, it appears the services provided in this specific bundled arrangement are ancillary and complement the primary leasing (rental) activity. As such, we cannot concur that all revenues in this arrangement should be considered solely a “service” activity.

Securities and Exchange Commission
August 26, 2011

There are a number of situations where different elements of revenue producing activities are bundled within an integrated contract or arrangement. Some companies sell a product and provide a service for installation, repairs, extended warranty, etc. relating to the product sold. Others may primarily provide a service (e.g. repairs) and also sell products as part of their primary service activity. In addition, another example cited in Topic 11-L of the Staff Accounting Bulletins provides separate revenue producing activities within one integrated arrangement.

Although an integrated arrangement may contain several revenue producing components, the guidance in Rule 5-03(b)(1) of Regulation S-X does not specifically provide that an integrated revenue producing arrangement is viewed solely as one type of activity. The substance of each of the revenue producing components (and not whether the contract is separate or integrated) should guide whether disaggregated financial information should be presented in the consolidated financial statements. Therefore, we believe the amounts that can be attributed to each of the various revenue producing components (as separately cited in the above rule) should be presented on a separate and disaggregated basis of revenue on the face of the consolidated statement of earnings to the extent that each of these separate components (leasing (rental) and services) exceed 10% of your total consolidated revenues. In addition, the direct costs and expenses associated with your leasing (rental) and service activities should also be separately presented in the consolidated statements of earnings pursuant to Rule 5-03(b)(2) of Regulation S-X. Please re-evaluate the leasing (rental) and service activity components and revise accordingly.
     We have evaluated the leasing (rental) and service activity components of our revenue streams and acknowledge the importance of disaggregating revenues on the Consolidated Statement of Earnings. As such, we intend to revise our revenue presentation on the Consolidated Statement of Earnings to reflect the following three revenue categories:
1.	Lease and rentals

2.	Services

3.	Fuel services
     The lease revenues to be included within the “lease and rentals” category will have our full service lease (FSL) product line which includes leasing and service elements. We acknowledge your comment regarding disaggregating this integrated / bundled arrangement. However, as we discussed, based on the nature of our FSL product line, we believe disaggregation would not provide investors with the most meaningful and beneficial presentation. Specifically, the lease and service elements of a FSL are sold to our customers as a bundled service. That is, we do not sell the lease component by itself as we are not a finance-lessor. In addition, disaggregating FSL is inconsistent with our segment presentation and how we market, price and manage the business. Finally, disaggregation is also inconsistent with how investors view our business.

Securities and Exchange Commission
August 26, 2011

     We will expand our accounting policy footnote on revenue recognition to describe the revenue categories as follows:
     “We classify our revenues in one of the following categories:
•	Lease and rentals — includes full service lease and commercial rental revenues from our Fleet Management Solutions (FMS) business segment. Full service lease is marketed, priced and managed as a bundled lease arrangement, which includes equipment, service and financing components described in more detail later. We do not offer a stand-alone unbundled finance lease of equipment. For these reasons, both the lease and service components of our FSL are included within lease and rental revenues.

•	Services — includes contract maintenance, contract-related maintenance and other revenues from our FMS business segment and all of Supply Chain Solutions and Dedicated Contract Carriage revenues.

•	Fuel services — includes fuel services revenue from our FMS business segment.”
     In accordance with Rule 5-03(b) of Regulation S-X, we will change our expense presentation on the Consolidated Statement of Earnings to separately present cost and expenses associated with the new revenue categories and selling, general and administrative expenses. In order to accurately reflect the changes to the Consolidated Statement of Earnings, we will need to:
•	Undergo a thoughtful evaluation process of each expense category in order to identify whether costs are associated with revenues or selling, general and administrative expenses.

•	Assess, on a global basis, the information provided by the ten general ledger systems and various interfaces.

•	Remap our general ledgers into our consolidation system to reflect the new presentation. Our financial reporting systems and processes will need to be enhanced.

•	Review our disclosure controls and procedures to ensure proper controls over financial reporting.

•	Arrive at a reasonable allocation methodology for reporting certain costs of revenues that can be applied for reporting purposes.

Securities and Exchange Commission
August 26, 2011

     In light of the effort required to make the changes to the Consolidated Statement of Earnings, we expect to disclose this new presentation beginning with our Annual Report on Form 10-K for the period ending December 31, 2011.
     Below is a excerpt of our Consolidated Statement of Earnings that will be modified as a result of the aforementioned changes.

Revenues
Lease and rentals	XXX
Services	XXX
Fuel services	XXX

Total Revenues	XXX

Costs and Expenses
Cost of lease and rentals	XXX
Cost of services	XXX
Cost of fuel services	XXX
Other operating expenses	XXX
Selling, general and administrative expenses	XXX
Gains on vehicle sales, net	XXX
Interest expense	XXX
Miscellaneous (income) expense, net	XXX
Restructuring and other charges, net	XXX

Earnings from continuing operations before income taxes	XXX
     As we discussed during our telephonic meeting, we will make every effort to allocate costs of revenues to each of the revenue categories. We will disclose our allocation methodology, including the nature of the costs being allocated, and will represent that the allocation methodology is reasonable. During our call, we also discussed that certain unallocated expenses would be classified as “other operating expenses” under Rule 5-03(b)(3) of Regulation S-X. We will monitor the nature and amount of these expenses and will provide disclosure as appropriate.
     Consistent with Staff Accounting Bulletin Topic 5.P.3 Income Statement Presentation of Restructuring Charges, we will classify restructuring charges depending on the nature of the charge and the assets and operations to which they relate. Therefore, charges which relate to activities for which the revenues and expenses have historically been included in cost of revenue will be classified as a cost of revenue and if material, separately disclosed.

Securities and Exchange Commission
August 26, 2011

2.	Refer to your response to our prior comment 7. It appears that the aggregate of fuel services revenue and subcontracted transportation revenue is material to your total consolidated revenues, and that fuel services revenue is material to the total revenues of your Fleet Management Services segment and that subcontracted transportation revenue is material to the total revenues of your Supply Chain Services segment. On this basis, it is not clear why presenting these revenues separately on the statement of earnings would give undue prominence to them. In this regard, the segment note in your GAAP consolidated financial statements already presents fuel services revenues on a separate basis. It is also not clear why separate presentation of these revenues would not contribute to understanding of your operations when you already quantify these items and provide a discussion of the nature of these revenues and their impact on your operations. It appears that a separate presentation of these revenues on the consolidated statement of earnings, rather than presenting a non-GAAP measure in MD&A, may provide readers with additional clarity and transparency on their impact and associated changes. Please re-evaluate and advise accordingly.
     As discussed in our response to Comment 1, we will separately present fuel services revenue on the face of our Consolidated Statement of Earnings.
     With respect to subcontracted transportation revenue, as discussed during our call, we do not believe that separate presentation of subcontracted transportation revenues is appropriate as we generally do not separately invoice customers for subcontracted transportation and therefore do not have a separate amount of revenue attributed to subcontracted transportation.
     Our non-GAAP revenue measure, “operating revenue”, for our Supply Chain Solutions and Dedicated Contract Carriage segments represents total revenue less subcontracted transportation expense. When servicing our customers, we may provide transportation ourselves or use a third party transportation provider. In addition, when we do engage third parties to provide the transportation we may act as an agent or a principal. Whether we act as an agent or a principal impacts the net or gross presentation of our total revenue and not profitability. We use subcontracted transportation expense as a proxy for the revenue in determining operating revenue. We believe that operating revenue and NBT as a percent of operating revenue provides a clear and consistent picture of the sales activity and profitability of these segments.

Securities and Exchange Commission
August 26, 2011

     As discussed, we will enhance our non-GAAP disclosure related to SCS / DCC operating revenue to read as follows:
     “In SCS / DCC transportation management arrangements we may act as a principal or as an agent in purchasing transportation on behalf of our customer. When we are acting as a principal we will record revenue on a gross basis and when we are acting as an agent we record revenue on a net basis. As a result, total revenue may fluctuate depending on our role in subcontracted transportation arrangements yet our profitability remains unchanged as we typically realize minimal profitability from subcontracted transportation. We deduct subcontracted transportation expense from total revenue to arrive at operating revenue. We use operating revenue and NBT as a percent of operating revenue, each a non-GAAP financial measure, to evaluate the operating performance of our SCS/DCC business segment and as a measure of sales activity and profitability.”
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     As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s assistance with regard to these comments and in helping us enhance the disclosure in our public reports. Please direct any questions, comments or requests for further information to the undersigned at (305) 500-4290 or fax at (305) 500-7915.

Very truly yours,
/s/ Cristina A. Gallo-Aquino
Cristina A. Gallo-Aquino Vice President and Controller Ryder System, Inc.

cc:	Richard Deas, PricewaterhouseCoopers, LLP Partner Joe Foti, Securities and Exchange Commission, Senior Assistant Chief Accountant